FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                August 13, 2003
                 For the six months period ended June 30, 2003

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - June 30, 2002 and 2003
2. Consolidated Statements of Income for the six months ended June 30, 2002 and 2003
3. Summary Financial Data by Business Segment for the six months ended June 30, 2002 and 2003
4. Selected Historical Financial and Other Data - 2Q2002, 2Q2003, 1H2002 and 1H2003
5. Adjustments of certain data
6. Signatures

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - JUNE 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                                 June 30,
                                                         -------------------
                                                           2002       2003
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                 88,676     180,988

Available for sale marketable securities                   8,896           -

Accounts receivable, net                                  52,113      40,314

Revenue-earning vehicles, net                            209,154     226,480

Deferred income tax and social contribution                3,237       4,244

Other                                                     15,217      11,779
                                                         -------     -------
                                                         377,293     463,805
                                                         -------     -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                             97,736      84,771

Escrow deposits                                           19,911      21,505

Deferred income tax and social contribution               19,866      13,817

Other                                                      2,566       1,780
                                                         -------     -------
                                                         140,079     121,873
                                                         -------     -------

PROPERTY AND EQUIPMENT, NET                               13,171      15,691
                                                         -------     -------

GOODWILL                                                   4,702       4,699
                                                         -------     -------

Total assets                                             535,245     606,068
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS - JUNE 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                               June 30,
                                                        --------------------
                                                          2002        2003
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                          648      15,728

Interest payable on long-term debt                         5,327       5,378

Accounts payable                                          37,412      24,454

Payroll and related charges                                7,305       8,755

Income tax and social contribution                        11,710      12,805

Taxes, other than on income                                1,359       1,542

Deferred income tax and social contribution                6,326       7,037

Advances from customers                                      919       1,508

Other                                                        671         631
                                                          ------      ------
                                                          71,677      77,838
                                                          ------      ------

NONCURRENT LIABILITIES:

Long-term debt                                           210,201     212,241

Unrealized loss on derivatives                            25,431      20,353

Reserve for contingencies                                 34,093      41,639

Deferred income and social contribution taxes              8,164       9,687

Other                                                      1,476       1,911
                                                         -------     -------
                                                         279,365     285,831
                                                         -------     -------

MINORITY INTEREST:                                           128          94
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            122,923     135,723

Accumulated earnings                                      61,703     106,582

Cumulative other comprehensive income (loss)               (551)          -
                                                         -------     -------
                                                         184,075     242,305
                                                         -------     -------
Total liabilities and shareholders' equity               535,245     606,068
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Six months ended June 30,
                                                    -------------------------
                                                         2002         2003
                                                       --------     -------
NET REVENUES:


Car  rental                                              78,052      78,121

Fleet management                                         59,571      57,671

Franchising                                               2,347       2,699

Used car sales                                           97,009     117,721
                                                        -------     -------
  Total net revenues                                    236,979     256,212
                                                        -------     -------

EXPENSES AND COSTS:

Direct operating                                        (44,198)    (44,866)

Cost of used car sales                                  (76,889)    (96,030)

Taxes on revenues                                        (9,435)     (9,797)

Selling, general, administrative and other              (28,670)    (30,830)

Depreciation of vehicles                                (12,095)    (20,007)

Other depreciation and amortization                      (1,566)     (1,860)
                                                       --------    --------
  Total operating expenses and costs                   (172,853)   (203,390)
                                                       --------    --------

Operating income                                         64,126      52,822

FINANCIAL (EXPENSE) INCOME, NET                         (42,746)     39,237

OTHER NONOPERATING (EXPENSE) INCOME, NET                   (67)         22
                                                         ------      ------

Income before taxes and minority interest                21,313      92,081
                                                         ------      ------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                               (11,658)    (12,803)
  Deferred                                                4,321     (18,743)
                                                         ------     -------
                                                         (7,337)    (31,546)
                                                         ------     -------

Income before minority interest                          13,976      60,535

MINORITY INTEREST                                           (57)        (77)
                                                         ------      ------

Net income                                               13,919      60,458
                                                         ======      ======
OTHER COMPREHENSIVE INCOME (LOSS):
  Total change in market value of marketable securities       -         257
  Reclassification adjustment of realized gains               -         463
                                                          -----       ------
  Unrealized (losses) gains on marketable securities     (1,399)        720
                                                          -----       ------
  Deferred income tax and social contribution
      on unrealized gains (losses)                          462        (245)
                                                         ------      ------
  Other comprehensive income (loss)                        (937)        475
                                                         ------      ------
         Comprehensive income                            12,982      60,933
                                                         ======      ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                           Six months ended June 30,
                                           -------------------------
                                              2002            2003
                                             ------          ------
      NET REVENUES:

      Car rental                             78,052         78,121

      Fleet management                       59,571         57,671

      Franchising                             2,347          2,699

      Used car sales                         97,009        117,721
                                            -------        -------
                                            236,979        256,212
                                            -------        -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                            (6,536)        (8,648)

      Fleet management                       (5,559)       (11,359)

      Other                                  (1,566)        (1,860)
                                             ------         ------
                                            (13,661)       (21,867)
                                             ------         ------


      OPERATING INCOME:

      Car  rental                            26,504         22,010

      Fleet management                       32,353         24,511

      Franchising                             1,153          1,541

      Used car sales                         11,238         12,559

      Corporate expenses                     (5,556)        (5,939)

      Other depreciation and amortization    (1,566)        (1,860)
                                             ------         ------
                                             64,126         52,822
                                             ------         ------


      OPERATING MARGIN:

      Car  rental                             34.0%          28.2%

      Fleet management                        54.3%          42.5%

      Franchising                             49.1%          57.1%

      Used car sales                          11.6%          10.7%

      Total                                   27.1%          20.6%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                         2 Q 2002     2 Q 2003     1 H 2002     1 H 2003
                                                         --------     --------     --------     --------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               35,368       35,257       78,052       78,121
  Fleet management                                         29,642       29,210       59,571       57,671
                                                          -------      -------      -------      -------
    Total vehicle rental                                   65,010       64,467      137,623      135,792

  Used car sales                                           42,667       59,810       97,009      117,721
  Franchising                                               1,217        1,335        2,347        2,699
                                                          -------      -------      -------      -------
Total net revenues                                        108,894      125,612      236,979      256,212
                                                          -------      -------      -------      -------
Direct operating costs and expenses:
  Car rental                                              (13,579)     (14,007)     (27,527)     (29,444)
  Fleet management                                         (7,410)      (8,278)     (15,576)     (14,396)
                                                          -------      -------      -------      -------
    Total vehicle rental                                  (20,989)     (22,285)     (43,103)     (43,840)

  Cost of used car sales                                  (33,459)     (48,272)     (76,889)     (96,030)

  Franchising                                                (541)        (434)      (1,095)      (1,026)

  Taxes on revenues                                        (4,475)      (4,650)      (9,435)      (9,797)
                                                          -------      -------      -------      -------
Total direct operating costs and expenses                 (59,464)     (75,641)    (130,522)    (150,693)
                                                          -------      -------      -------      -------
Gross profit                                               49,430       49,971      106,457      105,519

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                             (5,646)      (5,416)     (11,109)     (11,389)
    Fleet management                                       (1,688)      (3,089)      (3,426)      (4,605)
    Used car sales                                         (4,622)      (4,708)      (8,562)      (8,877)
    Franchising                                                (7)         (11)         (17)         (20)
                                                           ------       ------       ------       ------
      Total adverstising, promotion and selling           (11,963)     (13,224)     (23,114)     (24,891)

  General and administrative expenses                      (2,969)      (2,104)      (5,524)      (5,895)
  Other                                                        (5)         (20)         (32)         (44)
                                                           ------       ------       ------       ------
Total selling, general, administrative and other expenses (14,937)     (15,348)     (28,670)     (30,830)
                                                           ------       ------       ------       ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                                233       (3,019)      (6,536)      (8,648)
    Fleet management                                        2,635       (4,565)      (5,559)     (11,359)
                                                           ------       ------       ------      -------
     Total vehicle depreciation expenses                    2,868       (7,584)     (12,095)     (20,007)
  Non-Vehicle depreciation and amortization expenses         (770)        (936)      (1,566)      (1,860)
                                                           ------       ------       ------      -------
Total depreciation and amortization expenses                2,098       (8,520)     (13,661)     (21,867)
                                                           ------       ------       ------       ------
Operating income                                           36,591       26,103       64,126       52,822
                                                           ------       ------       ------       ------
Financial Interest:
   Expense                                                 (8,991)      (7,283)     (15,271)     (15,258)
   Income                                                   6,981        9,913        9,333       15,644
   Taxes on financial revenues                               (536)        (460)        (755)        (902)
   Monetary variation and exchange loss                   (39,402)      34,376      (39,553)      48,555
   Monetary variation and exchange gain                     1,184           27        1,816         (480)
   Realized gain on sale of marketable securities             911            -          911            -
   Unrealized gains (losses) on derivatives                 4,607      (23,723)         773       (8,322)
                                                           ------       ------      -------       ------
      Financial interest (expense) income, net            (35,246)      12,850      (42,746)      39,237
                                                           ------       ------      -------       ------
Nonoperating (expense) income, net                            (65)           3          (67)          22
                                                           ------       ------       ------       ------
Income before taxes and minority interest                   1,280       38,956       21,313       92,081

Income tax and social contribution                           (575)     (13,694)      (7,337)     (31,546)
Minority interest                                             (28)         (36)         (57)         (77)
                                                           ------       ------       ------       ------
Net income                                                    677       25,226       13,919       60,458
                                                           ======       ======       ======       ======
OTHER COMPREHENSIVE INCOME (LOSS)                            (282)           -         (937)         475
                                                           ------       ------       ------       ------
Comprehensive income                                          395       25,226       12,982       60,933
                                                           ======       ======       ======       ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

STATEMENT OF OPERATIONS DATA                             2 Q 2002    2 Q 2003    1 H 2002    1 H 2003
                                                         --------    --------    --------    --------
OTHER DATA :

EBITDA                                                     34,493      34,623      77,787      74,689

Vehicle Depreciation Expense                                2,868      (7,584)    (12,095)    (20,007)
                                                           ------      ------      ------      ------
Adjusted EBITDA                                            37,361      27,039      65,692      54,682
                                                           ======      ======      ======      ======



             Adjustments of certain data

The number of cars purchased by Fleet management (Total Fleet) and sold by Car rental (Localiza) in the 2Q2002 (and consequently 1H2002) changed by 309. This number was eliminated reciprocally due to the fact that the transaction was proceeded between the two companies. As a consequence average purchase price, total investment in fleet and average car price were recalculated.


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

SELECTED OPERATING DATA:                                 2 Q 2002    2 Q 2003      1 H 2002     1 H 2003
                                                         --------    --------     ---------    ---------

Fleet at the end of period:
   Car Rental                                               9,931       9,697         9,931        9,697
   Fleet Management                                        11,489       9,528        11,489        9,528
                                                           ------      ------        ------       ------
     Total                                                 21,420      19,225        21,420       19,225
                                                           ------      ------        ------       ------

Average Operating Fleet Age (months)                         13.9        15.1          13.2         14.8

Number of Rental Days:
  Car Rental                                              501,690     422,711     1,083,041      950,309
  (-)Rental Days to Total Fleet's replacement service      (8,349)     (6,331)      (16,172)     (14,387)
                                                         --------    --------     ---------    ---------
     Total                                                493,341     416,380     1,066,869      935,922
  Fleet Management                                        932,190     794,640     1,909,320    1,614,510

Utilization Rates:
  Car Rental                                               69.81%      64.02%        65.54%       60.93%
  Fleet Management                                         97.65%      95.07%        98.61%       94.52%

Numbers of Cars Purchased:
  Car Rental                                                2,207       2,696         2,256        2,908
  Fleet Management                                            840         643         1,306        1,090
                                                            -----       -----         -----        -----
     Total                                                  3,047       3,339         3,562        3,998
                                                            -----       -----         -----        -----

Average Purchase Price                                      16.54       18.17         17.96        19.61

Total Investment in Fleet                                50,391.9    60,671.8      63,989.6     78,405.4


Numbers of Cars Sold:
  Car Rental                                                1,995       2,702         4,252        5,602
  Fleet Management                                            927       1,154         2,399        1,974
                                                            -----       -----         -----        -----
     Total                                                  2,922       3,856         6,651        7,576
                                                            -----       -----         -----        -----

Average Car Price                                           14.10       15.08         14.07        15.15

Depreciation per car...(R$)                                (617.0)    1,824.8       1,216.4      2,209.8

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             17,962.7    19,488.6      17,240.2     18,281.4
  Fleet Management                                       10,809.9    12,476.3      10,757.7     12,062.2

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    71.69       84.68         73.16        83.47
  Fleet Management                                          30.75       36.46         30.30        35.45

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: August 13, 2003